June 5, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Melissa Raminpour

Re: AMC Entertainment Holdings, Inc.

Form 10-K for Year Ended December 31, 2014

Filed March 10, 2015

(File No. 001-33892)

Dear Ms. Raminpour:

We are submitting the following responses to the Staff’s comments made in its letter of June 1, 2015 addressed to AMC Entertainment Holdings, Inc. (the “Company”) in connection with the Company’s Form 10-K, filed on March 10, 2015 (the “Form 10-K”).

For ease of reference, each of the Staff’s comments is reproduced below in bold text and is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Consolidated Statements of Cash Flows, page 74

1.              We note from your statement of cash flows that landlord contributions significantly increased your total net cash provided by operating activities for 2014. Please tell us the nature of these landlord contributions and how you account for the amounts received. Also, please tell us why you believe it is appropriate to present these amounts as operating cash flows on your statement of cash flows.

During calendar 2014 we received $59,517,970 of cash contributions from our landlords at 32 of our theatres ranging from $416,667 to $4,800,000 per location in connection with our strategic growth initiatives related primarily to recliner seating and dine-in theatre renovations at our theatres.  We account for the cash contributions from our landlords as deferred rent and amortize them as reductions to lease expense over the lease term.  We believe it is appropriate to present the amounts as operating cash flows following the guidance in ASC 230-10-45-16 c, and the additional guidance referenced below.

We refer to Technical Practice Aid 5600.17, which provides further specific guidance on the cash flow presentation of landlord contributions:

Inquiry—Related to section 5600.16, how should a lessee categorize expenditures for leasehold improvements and a related cash incentive allowance received from a landlord in the statement of cash flows?

Reply—In accordance with FASB ASC 230, Statement of Cash Flows, a lessee should report expenditures for leasehold improvements in the investing section of a statement of cash flows. Cash allowances received from the landlord should be presented in the lessee’s operating activities section of its statement of cash flows. The cash allowances from the lessor are treated for accounting purposes as adjustments of rent. FASB ASC 230 does not identify rent payments on operating leases as investing or financing activities.

We also reference the February 7, 2005 letter from the Chief Accountant of the SEC to the AICPA Center for Public Company Audit Firms, as described in paragraph L4.3.4 Landlord/tenant incentives on pages 94-95 of “Ernst & Young’s Financial Reporting Developments Lease Accounting — A Summary Revised June 2009”, which indicates the statement of cash flows should reflect cash received from the lessor that is accounted for as a lease incentive within operating activities, by stating:

3.  Landlord/Tenant Incentives- The staff believes that: (a) leasehold improvements made by a lessee that are funded by landlord incentives or allowances under an operating lease should be recorded by the lessee as leasehold improvement assets and amortized over a term consistent with the guidance in item 1; (b) the incentives should be recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with paragraph 15 of SFAS 13 and the response to Question 2 of FASB Technical Bulletin 88-1 (“FTB 88-1”), Issues Relating to Accounting for Leases, and therefore, the staff believes it is inappropriate to net the deferred rent against the leasehold improvements; and (c) a registrant’s statement of cash flows should reflect cash received from the lessor that is accounted for as a lease incentive within operating activities and the acquisition of leasehold improvements for cash within investing activities.  The staff recognizes that evaluating when improvements should be recorded as assets of the lessor or assets of the lessee may require significant judgment and factors in making that evaluation are not the subject of this letter.

Notes to Consolidated Financial Statements

Note 9—Corporate Borrowings and Capital and Financing Lease Obligations, page 108

2.              We note from pages 111 and 112 that in 2014 you completed the redemption of $600 million of Notes due 2019 and recorded a gain on redemption of $8.5 million. We further note from page 74 that you paid over $639 million to redeem such notes. Given the significance of the notes and the gain recorded, please provide us with your calculation of the gain recorded during 2014.

Our Notes due 2019 ($600 million par value) were adjusted to fair value on August 30, 2012 in connection with the Merger (as defined in the Company’s 12/31/2014 Form 10-K, filed on March 10, 2015).  As a result, a premium of $57 million was recorded.  We paid $639.7 million related to the Notes due 2019 during calendar 2014 including $1.9 million of principal repayment corresponding with interest payment dates in connection with the cash tender offer in February and the final redemption in June of 2014.  The carrying value of our Notes due 2019 was approximately $646.4 million at the time of the redemptions which resulted in a gain on redemption of $8.5 million.  Below is a schedule of our gain on redemption calculation.

					Premium portion
					of cash interest
	February 7, 2014 (a)	February 7, 2014 (a)	June 1, 2014 (b)	Calendar 2014	payment (e)	Total

Par Value	$463,950,000	$14,000	$136,036,000	$600,000,000

Tender Offer / Call Premium (c)	1.06875	1.03875	1.04375

Total payments on redemption	$495,846,563	$14,543	$141,987,575	$637,848,680	$1,879,085	$639,727,765

Principal	$463,950,000	$14,000	$136,036,000	$600,000,000
Unamortized premium (d)	$36,279,447	$1,091	$10,111,960	$46,392,498

Carrying value	$500,229,447	$15,091	$146,147,960	$646,392,498

(Gain on disposition)	$(4,382,884)	$(549)	$(4,160,385)	$(8,543,818)

(a)	Represents the applicable tender date for the Notes due 2019
(b)	Represents the call redemption date for the Notes due 2019
(c)	Represents the tender offer premium or call premium paid above par value by the Company
(d)	Represents the unamorized premium on the Notes as of the tender offer or call date. Premium recorded as part of fair valuing Notes at August 30, 2012 as a result of Merger.
(e)

Represents the premium portion of the cash interest payment considered to be a repayment of the amount borrowed in accordance with our Policy for Consolidated Statements of Cash Flows as further described in Note 1 - The Company And Signficant Accounting Policies, on page 83 of our Form 10-K

***

We further acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosures in our filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (913) 213-2191.

Sincerely yours,
/s/ Chris A. Cox

Chris A. Cox
Senior Vice President and Chief Accounting Officer